Filed Pursuant to Rule 433

Registration Nos. 333-143541 and 333-143541-01

April 24, 2008

Allstate Life Global Funding

$1,750,000,000

5.375% Fixed Senior Notes Due 2013

Issuer:	Allstate Life Global Funding Trust 2008-4
Funding Agreement Provider:	Allstate Life Insurance Company
Type of Transaction:	SEC Registered
Anticipated Credit Ratings:	Aa2 (Moody’s) / AA (S&P)
Securities:	5.375% Fixed Senior Notes due 2013
Trade Date:	April 24, 2008
Settlement Date:	April 30, 2008 (T+4)
Final Maturity Date:	April 30, 2013
Principal Amount:	$1,750,000,000
Price to Public:	99.90% of principal amount
Underwriting Discount:	0.35%
Net Proceeds to Issuer:	$1,742,125,000
Spread to Benchmark Treasury:	+ 2.30%
Benchmark Treasury (yield):	2.50% due March 31, 2013 ( 3.098%)
Re-offer Yield:	5.398%
Coupon:	5.375%
Interest Payment Dates:	Semi-annual; payable on April 30 and October 30 starting on October 30, 2008
Day Count:	30/360
Authorized Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Par Amount:	$1,000 per Note
CUSIP:	02003MBQ6
Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Morgan Stanley & Co. Incorporated

Senior Co-Managers:	Goldman, Sachs & Co, J.P. Morgan Securities Inc., Lehman Brothers Inc.
Co-Managers:	Banc of America Securities LLC, UBS Securities LLC, Wachovia Capital Markets LLC

Allstate Life Insurance Company (“Allstate Life”) and Allstate Life Global Funding (“Global Funding”) have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Allstate Life and Global Funding have filed with the SEC for more complete information about Allstate Life, Global Funding and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Allstate Life, Global Funding, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith toll free at 1-866-500-5408 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.